[LINDQUIST & VENNUM P.L.L.P. LETTERHEAD]
4200 IDS Center
80 South 8th Street
Minneapolis, MN 55402

March 27, 2006

VIA EDGAR AND FEDEX

Mr. H. Christopher Owings

Assistant Director

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               Ethanol Grain Processors, LLC
Registration Statement on Form SB-2
Filed December 30, 2005
File No. 333-130815

Dear Mr. Owings:

Ethanol Grain Processors, LLC (the “Company”) received your comment letter dated January 27, 2006 relating to the above-referenced filing.  On behalf of the Company, transmitted herewith for filing is the Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form SB-2 (the “Amendment”).  As suggested in your comment letter, in order to expedite your review, enclosed with this letter are three marked copies of the Amendment.  This letter and the accompanying filing is the Company’s response to your comment letter, with each response below numbered to correspond to the comments contained in that letter.

General

Comment No. 1

The securities you are offering for sale at $2.00 per unit include a deferred payment option.  Specifically, investors may pay a minimum initial 10% of the purchase price in cash, and provide up to the remaining 90% of the purchase price by means of a promissory note that is payable upon written notice by the company, which may occur after the end of the subscription period.  Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering, and requires the prompt refund of the consideration paid for the securities unless, among other things, “the total amount due to the [issuer] is received by [the issuer] by a specified date.”  See Rule 10b-9(a)(2).  With a view to better disclosure, please provide us with an analysis as to whether receipt of promissory notes, in lieu of cash, to meet the $42,000,000 minimum prior to the offering termination date would be consistent with Rule 10b-9(a)(2).

Response to Comment No. 1

The Company has revised the prospectus to expressly provide that one of the conditions to breaking escrow is the receipt of a minimum of $50,000,000 in offering proceeds (and that, in order to meet this condition, the Company would expect to call for all or a substantial portion of the outstanding principal under the notes at least 30 days prior to an anticipated escrow breaking date).  If $50,000,000 has not been received by April 30, 2007 (the revised outside offering termination date), all escrow payments are to be promptly refunded with any related interest earned (less escrow costs).  Because the receipt of cash is now expressly required, it appears that the analysis as to whether receipt of promissory notes in lieu of cash would be consistent with Rule 10b-9(a)(2) is no longer necessary.

Comment No. 2

We note that on page 72 it appears that you conducted a private rescission offer because of omissions relating to Mr. Escue’s involvement in certain legal proceedings.  Please revise to describe the facts surrounding any potential securities violation and the reasons for the rescission offer, including what the potential violations are, when the potential violation occurred, how you became aware of the potential violation and how you conducted the rescission offer.  Please also disclose that the rescission offer does not eliminate all of the contingent liability and discuss the survival of rescission rights under the federal securities laws.  Further, please add similar risk factor disclosure.

Response to Comment No. 2

The disclosure regarding the private rescission offer has been revised to describe the matters requested, and similar risk factor disclosure added.  See pages 11 and 79 of the revised prospectus.

Comment No. 3

Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Response to Comment No. 3

The Company does not intend to include a gatefold in the prospectus.

Comment No. 4

We note your discussion concerning the setting of your offering price in your Risk Factors on page 10.  Please revise your prospectus to provide a separate disclosure regarding the determination of your offering price of the securities being registered required by Item 505 of Regulation S-B.  Please consider whether the sale of units in recent private placements or the amounts of debt financing required for operations were factors in determining the offering price.

Response to Comment No. 4

Separate disclosure regarding the determination of offering price has been added.  See “Determination of Offering Price” on page 24 of the revised prospectus.

Fee Table

Comment No. 5

Please revise to include a reference to the applicable provision of Rule 457 of Regulation C that you are relying upon.

Response to Comment No. 5

A note has been added beneath the table to explain that the filing fee was determined pursuant to Rule 457(o).

Prospectus Cover Page

Comment No. 6

We note that you state that investors who subscribe “in the early stages” will receive an additional 10% in units.  Please revise to clarify the effective price per unit for each of the following periods:

•                                          That before June 30, 2006, the price per units will be $1.82,

•                                          That from June 30, 2006 to August 15, 2006, the price per units will be $1.90 per unit, and

•                                          That from August 15, 2006 to the termination date of the offering, the price per unit will be $2.

Response to Comment No. 6

Under the revised prospectus, all units sold in the offering will now be priced at $2.00 per unit.  Therefore, no further clarification appears to be needed.

Comment No. 7

Please revise throughout the document to clarify the termination date of the offering and to revise your use of the term “financial closing” since you appear to be referring to the closing date of this offering.  It appears that you will accept subscriptions until no later than December 31, 2006, but that the termination date of the offering when investors may expect prompt return of all payments is December 31, 2007.

Response to Comment No. 7

Under the revised prospectus, the Company has revised the dates and clarified that (a) subscriptions may be accepted until no later than April 30, 2007, and (b) the termination date of the offering when investors may expect prompt return of all payments is also April 30, 2007.  References to “financial closing” have also been revised to clarify that the Company is referring to meeting all conditions to breaking escrow and completing the sale of units in the offering.

Comment No. 8

We note that your statement on page 3 under “Escrow Procedures” that a minimum of $42 million is required “in this offering or any subsequent offering;” however, on page 23 under “Use of Proceeds,” it appears that $42 million is the minimum offering amount.  Please revise throughout your document to state whether there is no minimum amount, or whether $42 million is the minimum amount required to be raised in this offering.

Response to Comment No. 8

The prospectus has been revised to specify that $50,000,000 is the minimum amount required to be raised in the offering.  See also Response to Comment No. 1 regarding revisions to the conditions to breaking escrow.

Comment No. 9

While keeping your cover page to one page, please revise the legend at the bottom of your coverage page to include language that indicates that neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities being offered.  See Item 501(a)(7) of Regulation S-B.

Response to Comment No. 9

The legend at the bottom of the cover page has been revised to include language as requested.

Summary, page 1

Comment No. 10

The Summary section is intended to provide a brief overview of the most material aspects of the offering.  Please revise the length of your summary.  The summary should not contain, and is not required to contain, all of the detailed information in the prospectus.  See Item 503(a) of Regulation S-B.  The summary is only intended to provide a brief snapshot of the offering.  Please also revise this section to comply with the Plain English requirements of Rule 421 of Regulation C.

Response to Comment No. 10

The Summary section has been revised to provide a less lengthy overview of the offering.

Promissory Notes, page 3

Comment No. 11

We note that the outstanding balance of the promissory notes will be due in one or more installments upon a 30-day written notice.  Please revise to clarify whether the promissory notes become due at any time after December 31, 2006 or at some other time.  Further, please disclose any maturity date of the promissory note and whether in any event full payment must be made by December 31, 2007, or whether the promissory notes may remain outstanding for an indefinite period.

Response to Comment No. 11

The prospectus has been revised to clarify that the promissory notes have no fixed maturity date and may become due at any time, at the Board’s discretion, on 30 days’ notice.  However, due to the requirement that $50,000,000 in offering proceeds be received as a condition to breaking escrow (see Response to Comment No. 1), payment must be made on a sufficient amount of the note balances by April 30, 2007 or the offering will be terminated and all payments (and notes) promptly returned to investors.

Risk Factors, page 7

Comment No. 12

We note that according to a recent article, there are very few service stations in the U.S. that sell ethanol.  For example, see “How to Beat the High Cost of Gasoline,” Fortune, February 6, 2006.  Consider discussing this as a risk factor.

Response to Comment No. 12

The cited statement appears to relate specifically to U.S. service stations selling E85, a mixture of 85% ethanol and 15% gasoline.  The Company understands that this is presently a very limited sub-market that may or may not grow larger in the future, with the much more common use of ethanol being as a gasoline additive.  The Company’s business plan does not rely on growth in the E85 market.  Note that the reference to automobile manufacturers introducing a growing number of vehicles operating on E85 (appearing on p. 45 of the original prospectus) has now been deleted.  Therefore, the Company does not believe that an E85-related risk factor would be appropriate.

Comment No. 13

We note your disclosure on page 32 indicating that if you are not able to raise sufficient capital, you may seek to enter into joint ventures.  Please revise to discuss the risks in connection with joint ventures, including that you will be bound by the decisions of your co-venturer, that your liabilities may exceed the percentage of your investment, and that you will be affected by your co-venturer’s financial condition.

Response to Comment No. 13

The references to potential joint ventures in the circumstances where we are not able to raise sufficient capital to break escrow have been deleted.

Use of Proceeds, page 23

Comment No. 14

Please revise to list the significant offering expenses and revise to specify how the net proceeds will be used and the priority of each purpose if all the units are not sold.  See Item 504 of Regulation S-B.  Please revise the column heading “minimum equity for financial closing” if there is no minimum amount required to be raised in this offering.

Response to Comment No. 14

A list of significant offering expenses has been added to the Use of Proceeds section as requested.

In order to specify how the net proceeds will be used, the Estimated Uses of Funds table and the accompanying introductory text appearing in the Management’s Plan of Operation section of the revised prospectus have been reproduced in the Use of Proceeds section.

As for specifying the priority of each purpose if all of the units are not sold, please note that the payments will not be released from escrow until the total project financing has been obtained (i.e., the Company closes on an amount of debt financing which the Company determines will, together with the Company’s equity financing and grant awards, allow the Company to construct the ethanol plant and commence start-up operations with a reasonable amount of working capital).  The equity and debt financing monies will not be separately allocated, and the amounts shown in the revised Estimated Uses of Funds table reflect the Company’s current estimates of what the total amount of combined equity and debt financing funds will be and the specific uses to which those funds will be put.  Accordingly, due to the “all or nothing” nature of the Company’s financing plan, management does not believe it would be meaningful to assign separate priorities on each of the project expenses in the offering prospectus.

Comment No. 15

We note your discussion concerning the setting of your offering price in your Risk Factors on page 10.  Please revise your prospectus to provide a separate disclosure regarding the determination of your offering price of the securities being registered required by Item 505 of Regulation S-B.  Please consider whether the sale of units in recent private placements or the amounts of debt financing required for operations were factors in determining the offering price.

Response to Comment No. 15

See Response to Comment No. 4.

Management’s Plan of Operation, page 28

BioEnergy Capital Consultants, LLC, page 37

Comment No. 16

We note that BioEnergy Capital Consultants will assist with “planning” your “equity raising efforts” and with securing debt financing.  Please further describe the services provided by BioEnergy Capital.

Response to Comment No. 16

The revised prospectus contains expanded disclosure regarding the services provided by BioEnergy Capital Consultants, LLC.  The consulting agreement itself is hereby filed as Exhibit 10.11 to the Amendment.

Estimated Uses of Funds, page 34

Comment No. 17

Please advise us and revise your filing to reflect any updates to the cost estimates provided.

Response to Comment No. 17

The revised prospectus contains updates to the Company’s cost estimates with regard to rail and contingencies, although the aggregate estimated cost has remained unchanged.

The Industry and Our Business, page 41

Comment No. 18

Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus.  We note the following examples:

•                                          “…Obion, Tennessee, an area dominated by the river and southern livestock markets…,” page 5;

•                                          “…the price of ethanol, which tends to track with gasoline prices,” page 15

•                                          “Today, approximately 90% of the ethanol produced in the United States is produced from corn,” page 43;

•                                          The statements attributed to the Renewable Fuels Association and U.S. Department of Transportation Highway Statistics on page 44; and

•                                          “Gasoline blends containing up to 10% ethanol are approved under the warranties of most domestic and foreign automobile manufacturers,” page 45;

These are only examples, please tell us if the statement represents management’s belief.  Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.  To the extent you are unable to provide support, please delete the qualitative and comparative statement.  Please revise throughout your prospectus as necessary.

Response to Comment No. 18

Support for the statements attributed to the Renewable Fuels Association and U.S. Department of Transportation Highway Statistics is enclosed. The other statements cited have been deleted.

The Ethanol Plant, page 41

Comment No. 19

We note your use of a block flow diagram on page 42 that references the Renewable Fuels Association.  The details for the chart are illegible.  Please revise your chart so it is legible.  The same is true of the Natural Gas Industry Price chart on page 56, the Electric Industry Prices chart and Tennessee Gasoline Pricing History chart on page 57.

Response to Comment No. 19

The referenced diagram and charts have been revised to enhance legibility and, in the case of the charts, to update the data reflected.

The Ethanol Market, page 44

Comment No. 20

We note your use of a chart on page 45 purporting to illustrate U.S. ethanol demand under the Energy Policy Act of 2005, but the chart is entitled U.S. Fuel Ethanol Production, not demand.  Please revise or advise.

Response to Comment No. 20

The chart has been retitled “U.S. Fuel Ethanol Demand.”  See page 46 of the revised prospectus.

Biographies, page 63

Comment No. 21

Please revise to describe the business experience of each director and executive for the past five years, or clarify your disclosure by adding dates or the duration of employment.  Refer to Item 401(a)(4) of Regulation S-B.

Response to Comment No. 21

The biographies have been revised to clarify management’s business experience, generally by adding dates or additional disclosure.

Board Compensation and Compensation for Services as Officers, page 66

Comment No. 22

Please revise your prospectus to provide the compensation information and securities grant information in the table formats required by Item 402 of Regulation S-B and related instructions.

Response to Comment No. 22

The revised prospectus provides compensation information and securities grant information in table formats pursuant to Item 402.  See page 71 of the revised prospectus.

Certain Relationship and Related Party Transactions, page 68

Comment No. 23

Please tell us why you do not consider Fagen to be a promoter.  Refer to the definition of “promoter” in Rule 405 of the Securities Act.

Response to Comment No. 23

Fagen has not been involved in the founding and organizing of the Company’s business or enterprise, nor has Fagen in fact promoted the Company.

Plan of Distribution, page 94

Comment No. 24

Please revise your disclosure to identify the individual officers and governors who will offer units or state that all of them will participate in offering units.  Please also disclose the exemption from broker-dealer registration that your officers and governors plan to rely upon.  In this regard, if you intend to rely on Rule 3a4-1, please provide us with a detailed analysis demonstrating how each individual satisfies the conditions of the exemption.  We may have further comments.

Response to Comment No. 24

The disclosure has been revised to state that all officers and governors other than James Baxter Sanders are expected to participate in offering units. The Company believes that each of these individuals will be able to rely on Rule 3a4-1 under the following analysis:

•                  the individual is not subject to statutory disqualification [Rule 3a4-1(a)(1)];

•                  the individual is not compensated in connection with his participation by commissions or other remuneration based on transactions in securities [Rule 3a4-1(a)(2)];

•                  the individual is not an associated person of a broker or dealer [Rule 3a4-1(a)(3)];

•                  the individual primarily performs substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities [Rule 3a4-1(a)(4)(ii)(A)];

•                  the individual was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months [Rule 3a4-1(a)(4)(ii)(B)]; and

•                  the individual does not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph 3a4-1(a)(4)(i) or (iii) [Rule 3a4-1(a)(4)(ii)(C)].

Comment No. 25

We note that you state that officers, governors and affiliates may purchase units in this offering.  Please describe the issuance of 5,750,000 units to Ethanol Capital Management and that there are no limits on the amount of units that affiliates may purchase, as disclosed on page 12.  Please also revise to state whether affiliates are purchasing units for investment or resale.

Response to Comment No. 25

The Plan of Distribution has been revised to include the requested disclosures.  See page 102 of the revised prospectus.

Summary of Promotional and Sales Material, page 97

Comment No. 26

With respect to these sales materials, please tell us whether they will meet the requirements of Section 10 and how you intend to comply with Section 5 of the Securities Act, Rule 164 under the Securities Act of 1933 and Rule 433 of Regulation C.  Please tell us in greater detail the type of promotional and sales material you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with Rule 134 under the Securities Act of 1933.  Also tell us whether you plan to use the Internet or any other electronic distribution procedures in connection with this offering.  If so, please provide us with screen shots of any Internet pages to be used in connection with the distribution.

Response to Comment No. 26

The Company has not yet determined what promotional and sales materials will be used.  The Company will provide details regarding any such materials intended to be used prior to their use, together with an analysis of their compliance with the cited statutory and regulatory provisions.

Index to Financial Statement of Operations, page F-1

Comment No. 27

Update the financial statement through the end of the fiscal year.  See Item 310 of Regulation S-B.

Response to Comment No. 27

The audited financial statements through December 31, 2005, the end of the Company’s last fiscal year, are included in the revised prospectus.

Prospectus Back Cover

Comment No. 28

If applicable to your offering, please revise the outside back cover page of your prospectus to include the dealer prospectus delivery obligation disclosure language in accordance with 502(b) of Regulation S-B.

Response to Comment No. 28

The outside back cover page of the prospectus has been revised to include the requested language.

Part II. Information Not Required in Prospectus

Item 27. Exhibits

Comment No. 29

Please file your legal and tax opinion in a timely manner so that we may review them before you request that your registration statement become effective.  Please also file the agreements that you have with the following companies, or advise us.

•                                          BioEnergy Consulting

•                                          Antioch International Consulting

•                                          RTP Environmental Association

•                                          US Energy Services

Response to Comment No. 29

The Company will file the legal and tax opinions in a timely manner so that you may review them before the Company requests that the registration statement becomes effective.  The agreements referenced are hereby filed as Exhibits 10.10 through 10.14 to the Amendment.

* * * * *

Thank you very much for your assistance on this matter.  Please contact me at the above number, or Eric R. Tausner of this office at 612-371-5765, if you have any questions or need any additional information.

Very Truly Yours,

LINDQUIST & VENNUM P.L.L.P.

/s/ Michael L. Weaver

Michael L. Weaver

Enc.